State Street Institutional Investment Trust

Kristin Schantz, Secretary

One Lincoln Street

Boston, MA 02111

May 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Office of Filings, Information & Consumer Service

Re:	State Street Institutional Investment Trust (the “Trust”)

File Nos.: 811-09819 and 333-30810; Request for Withdrawal of Post-Effective

Amendment Filings to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series State Street Green Bond Fund and State Street ESG Emerging Markets Fund (the “Funds”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 75 (“PEA 75”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-14-396404) on November 4, 2014, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA 75 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on May 13, 2016 (Accession No. 0001193125-16-590241) (each, a “BXT Filing” and together with PEA 75, the “Filings”) and scheduled to become effective on June 12, 2016.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Funds as series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-3967 or kschantz@statestreet.com.

Very truly yours,

/s/ Kristin Schantz

Kristin Schantz

Secretary